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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

BJ’s Wholesale Club, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

05548J106

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2010

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05548J 10 6	Schedule 13D	Page 2 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): BK
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 (includes Shares underlying call options; see Item 5)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 (includes Shares underlying call options; see Item 5)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 (includes Shares underlying call options; see Item 5)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)

Percent of Class Represented by Amount in Row (11):

    9.5% beneficial ownership of the voting stock based upon 53,831,603 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the quarter ended May 1, 2010.

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 05548J 10 6	Schedule 13D	Page 3 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): BK
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 (includes Shares underlying call options; see Item 5)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 (includes Shares underlying call options; see Item 5)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 (includes Shares underlying call options; see Item 5)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)

Percent of Class Represented by Amount in Row (11):

    9.5% beneficial ownership of the voting stock based upon 53,831,603 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the quarter ended May 1, 2010.

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 05548J 10 6	Schedule 13D	Page 4 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 (includes Shares underlying call options; see Item 5)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 (includes Shares underlying call options; see Item 5)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 (includes Shares underlying call options; see Item 5)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)

Percent of Class Represented by Amount in Row (11):

    9.5% beneficial ownership of the voting stock based upon 53,831,603 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the quarter ended May 1, 2010.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 05548J 10 6	Schedule 13D	Page 5 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 (includes Shares underlying call options; see Item 5)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 (includes Shares underlying call options; see Item 5)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 (includes Shares underlying call options; see Item 5)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)

Percent of Class Represented by Amount in Row (11):

    9.5% beneficial ownership of the voting stock based upon 53,831,603 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the quarter ended May 1, 2010.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 05548J 10 6	Schedule 13D	Page 6 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 (includes Shares underlying call options; see Item 5)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 (includes Shares underlying call options; see Item 5)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 (includes Shares underlying call options; see Item 5)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)

Percent of Class Represented by Amount in Row (11):

    9.5% beneficial ownership of the voting stock based upon 53,831,603 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the quarter ended May 1, 2010.

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 05548J 10 6	Schedule 13D	Page 7 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 (includes Shares underlying call options; see Item 5)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 (includes Shares underlying call options; see Item 5)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 (includes Shares underlying call options; see Item 5)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)

Percent of Class Represented by Amount in Row (11):

    9.5% beneficial ownership of the voting stock based upon 53,831,603 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the quarter ended May 1, 2010.

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 05548J 10 6	Schedule 13D	Page 8 of 15 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D (this “Schedule”) relates to shares (the “Shares”) of Common Stock, par value $0.01 per share (the “Common Stock”) of BJ’s Wholesale Club, Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is One Mercer Road, Natick, Massachusetts 01760.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by Green Equity Investors V, L.P., a Delaware limited partnership (“GEI V”), Green Equity Investors Side V, L.P., a Delaware limited partnership (“GEI Side V”), GEI Capital V, LLC, a Delaware limited liability company (“Capital”), Green V Holdings, LLC, a Delaware limited liability company (“Holdings”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), and LGP Management, Inc., a Delaware corporation (“LGPM”) (collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.1 (the “Joint Filing Agreement”).

GEI V is the beneficial owner of 1,615,415 shares of Common Stock as of the date of this statement and beneficial owner of an additional 2,307,735 shares of Common Stock pursuant to the call options described in Item 6. GEI Side V is the beneficial owner of 484,585 shares of Common Stock as of the date of this statement and beneficial owner of an additional 692,265 shares of Common Stock pursuant to the call options described in Item 6. GEI V is primarily engaged in the business of investing in securities, and GEI Side V is an affiliated fund of GEI V in the same business. Capital is the general partner of GEI V and GEI Side V. Capital’s principal business is to act as the general partner of GEI V and GEI Side V. Holdings is a limited partner of GEI V and GEI Side V. Holdings’ principal business is to serve as a limited partner of GEI V and GEI Side V. LGP is an affiliate of Capital. LGP’s principal business is to act as the management company of GEI V, GEI Side V and other affiliated funds. LGPM is the general partner of LGP. LGPM’s principal business is to act as the general partner of LGP. Due to their relationships with GEI V and GEI Side V, each of Capital, Holdings, LGP and LGPM may be deemed to have shared voting and investment power with respect to the Common Stock beneficially owned by GEI V and GEI Side V. As such, Capital, Holdings, LGP and LGPM may be deemed to have shared beneficial ownership over such shares of Common Stock. Each of Capital, Holdings, LGP and LGPM, however, disclaims beneficial ownership of such shares of Common Stock.

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

CUSIP No. 05548J 10 6	Schedule 13D	Page 9 of 15 Pages

(b)	The address of each of the Reporting Persons and each of the directors and executive officers of LGPM is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	The present principal occupation of each of the directors and officers of LGPM is set forth on Schedule 1, which is incorporated herein by reference.

(d)	None of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding during the last five years.

(e)	None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Each of the Reporting Persons is organized under the laws of Delaware. Each of the directors and executive officers of LGPM, other than J. Kristofer Galashan and Todd M. Purdy, is a United States citizen. Each of Messrs. Galashan and Purdy is a Canadian citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 1,615,415 Shares purchased by GEI V was $60,930,460, inclusive of commissions, and the aggregate purchase price of the 484,585 Shares purchased by GEI Side V, was $18,277,648, inclusive of commissions, representing an aggregate purchase price of $79,208,107, inclusive of commissions. The premium paid by GEI V in connection with the call option acquisitions disclosed in Item 5 was $45,123,822, and the premium paid by GEI Side V in connection with the call option acquisitions disclosed in Item 5 was $13,536,061, representing an aggregate payment of $58,659,884 in respect of the call options, and an aggregate payment of $137,867,991 in respect of all Shares the Reporting Persons may be deemed to beneficially own. The funding for the purchase of the Shares and to acquire the call options was obtained in part through borrowings under GEI V and GEI Side V’s revolving credit facility and in part through margin loan borrowings against assets including the Shares.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Shares in the belief that the Shares were undervalued. The Reporting Persons intend to contact representatives of the Issuer to engage in a dialogue regarding potential options for enhancing shareholder value. These discussions may include a “going-private” transaction, new financings (potentially through mortgage financings or sale leaseback transactions) or other similar transactions. The Reporting Persons look forward to working with management of the Issuer in the future.

The Reporting Persons may, at any time and from time to time, enter into and dispose of derivative transactions with one or more counterparties that are based on the value of Shares, acquire Shares and/or other securities of the Issuer (“Securities”) in the open market or otherwise, and reserve the right to dispose of the Shares in the open market or otherwise, at any time and from time to time, or to engage in hedging transactions with respect to any or all of their Securities or Shares.

CUSIP No. 05548J 10 6	Schedule 13D	Page 10 of 15 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	The Reporting Persons share beneficial ownership of 2,100,000 Shares of Common Stock which represent approximately 3.9% of the outstanding shares of Common Stock. The Reporting Persons, through the call options acquired as discussed in Item 6, have the right to take delivery of an additional 3,000,000 Shares of Common Stock, and therefore in the aggregate are deemed to beneficially own 5,100,000 Shares of Common Stock, which represent approximately 9.5% of the outstanding shares of Common Stock.

(b)	The Reporting Persons have shared voting and dispositive power over the Shares beneficially owned.

(c)	The following table sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by any of the Reporting Persons. All such transactions were purchases effected in the open market, and the table includes commissions in per-share prices reported.

Reporting Persons	Date of Transaction	Number of Shares Purchased	Weighted Average Price per Share
GEI V	May 6, 2010	769,245	$37.60
GEI V	May 7, 2010	307,698	$36.97
GEI V	June 3, 2010	153,849	$38.62
GEI V	June 8, 2010	153,849	$37.49
GEI V	June 10, 2010	173,061	$38.71
GEI V	June 11, 2010	57,713	$38.51
GEI V	June 15, 2010	67,309(1)	$19.25(2)
GEI V	June 16, 2010	79,439(1)	$19.25(2)
GEI V	June 17, 2010	141,464(1)	$19.25(2)
GEI V	June 18, 2010	134,618(1)	$19.25(2)
GEI V	June 21, 2010	211,542(1)	$19.25(2)
GEI V	June 22, 2010	280,308(1)	$19.25(2)
GEI V	June 23, 2010	272,890(1)	$19.25(2)
GEI V	June 24, 2010	520,471(1)	$19.25(2)
GEI V	June 25, 2010	215,609(1)	$19.25(2)
GEI V	June 28, 2010	128,695(1)	$19.25(2)
GEI V	June 29, 2010	255,390(1)	$19.25(2)
GEI Side V	May 6, 2010	230,755	$37.60
GEI Side V	May 7, 2010	92,302	$36.97
GEI Side V	June 3, 2010	46,151	$38.62

CUSIP No. 05548J 10 6	Schedule 13D	Page 11 of 15 Pages

GEI Side V	June 8, 2010	46,151	$37.49
GEI Side V	June 10, 2010	51,914	$38.71
GEI Side V	June 11, 2010	17,312	$38.51
GEI Side V	June 15, 2010	20,191(1)	$19.25(2)
GEI Side V	June 16, 2010	23,830(1)	$19.25(2)
GEI Side V	June 17, 2010	42,436(1)	$19.25(2)
GEI Side V	June 18, 2010	40,382(1)	$19.25(2)
GEI Side V	June 21, 2010	63,458(1)	$19.25(2)
GEI Side V	June 22, 2010	84,086(1)	$19.25(2)
GEI Side V	June 23, 2010	81,860(1)	$19.25(2)
GEI Side V	June 24, 2010	159,129(1)	$19.25(2)
GEI Side V	June 25, 2010	64,678(1)	$19.25(2)
GEI Side V	June 28, 2010	38,605(1)	$19.25(2)
GEI Side V	June 29, 2010	76,610(1)	$19.25(2)

(1)	Number of Shares underlying American-style call options which expire June 15, 2012.
(2)	Initial strike price of options; the strike price increases over time based on the applicable LIBOR rate.
(d)	Not applicable.
(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On June 15, 2010, GEI V and GEI Side V each entered into identical letter agreements (the “Letter Agreements”) with Credit Suisse International (“CSI”) incorporating the 1994 ISDA Credit Support Annex (Bilateral Form – New York Law) with respect to certain derivatives transactions (the “Transactions”) regarding Shares of the Common Stock of the Issuer. Certain economic terms of the Transactions are set forth in Item 5 of this Schedule. The Letter Agreements are intended by the parties thereto to constitute Paragraph 13 of the printed form of the 1994 ISDA Credit Support Annex (Bilateral Form – New York Law), and are intended to constitute the Credit Support Documents for the Transactions. The description in this filing of selected terms of the Letter Agreements and related documents is qualified in its entirety by the terms of the Letter Agreements which are filed as Exhibits 7.2 and 7.5 to this Schedule.

On June 15, 2010, GEI V and GEI Side V each entered into identical confirmatory letter agreements (the “Confirmations”) with CSI and Credit Suisse Securities (USA) LLC as agent for CSI with respect to, and as confirmation of, the terms and conditions of the Transactions. The Confirmations incorporate the definitions and provisions contained in the 2006 ISDA Definitions and the 2002 ISDA Equity Derivatives Definitions, each as published by the International Swaps and Derivatives Association, Inc., and supplement, form a part of and are subject to an agreement in the form of the 1992 ISDA Master Agreement (Multicurrency – Cross Border). The description in this filing of selected terms of the Confirmations and related documents is qualified in its entirety by the terms of the Confirmations, which are filed as Exhibits 7.3 and 7.6 to this Schedule.

CUSIP No. 05548J 10 6	Schedule 13D	Page 12 of 15 Pages

On June 23, 2010, GEI V and GEI Side V each entered into identical custody and securities account control agreements (the “CCAs”) with CSI and Wells Fargo Bank, National Association with respect to certain collateral subaccounts established thereby to hold collateral posted in accordance with the terms of the Letter Agreements. The description in this filing of selected terms of the CCAs is qualified in its entirety by the terms of the CCAs, which are filed as Exhibits 7.4 and 7.7 to this Schedule.

The Reporting Persons have sold American-style put options with respect to 3,000,000 Shares that expire on June 15, 2012. The purchase agreements for the put options provide for cash settlement only.

Except as otherwise described herein, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Joint Filing Agreement, dated June 30, 2010.

7.2	Letter Agreement by and between Credit Suisse International and Green Equity Investors V, L.P., dated June 15, 2010.

7.3	Confirmation Letter Agreement by and among Credit Suisse International, Green Equity Investors V, L.P., and Credit Suisse Securities (USA) LLC, dated June 15, 2010.

7.4	Custody and Securities Account Control Agreement by and among Credit Suisse International, Green Equity Investors V, L.P., and Wells Fargo Bank, National Association, dated June 23, 2010.

7.5	Letter Agreement by and between Credit Suisse International and Green Equity Investors Side V, L.P., dated June 15, 2010.

7.6	Confirmation Letter Agreement by and among Credit Suisse International, Green Equity Investors Side V, L.P., and Credit Suisse Securities (USA) LLC, dated June 15, 2010.

7.7	Custody and Securities Account Control Agreement by and among Credit Suisse International, Green Equity Investors Side V, L.P., and Wells Fargo Bank, National Association, dated June 23, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of July 1, 2010

Green Equity Investors V, L.P.
By:	GEI Capital V, LLC, its General Partner

By:	/s/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Green Equity Investors Side V, L.P.
By:	GEI Capital V, LLC, its General Partner

By:	/s/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

GEI Capital V, LLC

By:	/s/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Green V Holdings, LLC

By:	/s/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Leonard Green & Partners, L.P.
By:	LGP Management, Inc., its General Partner

By:	/s/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

LGP Management, Inc.

By:	/s/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

CUSIP No. 05548J 10 6	Schedule 13D	Page 14 of 15 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
7.1	Joint Filing Agreement, dated July 1, 2010.

7.2	Letter Agreement by and between Credit Suisse International and Green Equity Investors V, L.P., dated June 15, 2010.

7.3	Confirmation Letter Agreement by and among Credit Suisse International, Green Equity Investors V, L.P., and Credit Suisse Securities (USA) LLC, dated June 15, 2010.

7.4	Custody and Securities Account Control Agreement by and among Credit Suisse International, Green Equity Investors V, L.P., and Wells Fargo Bank, National Association, dated June 23, 2010.

7.5	Letter Agreement by and between Credit Suisse International and Green Equity Investors Side V, L.P., dated June 15, 2010.

7.6	Confirmation Letter Agreement by and among Credit Suisse International, Green Equity Investors Side V, L.P., and Credit Suisse Securities (USA) LLC, dated June 15, 2010.

7.7	Custody and Securities Account Control Agreement by and among Credit Suisse International, Green Equity Investors Side V, L.P., and Wells Fargo Bank, National Association, dated June 23, 2010.

CUSIP No. 05548J 10 6	Schedule 13D	Page 15 of 15 Pages

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Director, Executive Vice President and Managing Partner

Peter J. Nolan	Director, Executive Vice President and Managing Partner

Jonathan D. Sokoloff	Director, Executive Vice President and Managing Partner

Michael Gennaro	Chief Operating Officer and Secretary

Cody L. Franklin	Chief Financial Officer and Assistant Secretary

Jonathan A. Seiffer	Senior Vice President

John M. Baumer	Senior Vice President

Timothy J. Flynn	Senior Vice President

James D. Halper	Senior Vice President

Michael J. Connolly	Senior Vice President

Todd M. Purdy	Principal

Michael S. Solomon	Principal

Usama N. Cortas	Vice President

J. Kristofer Galashan	Vice President

Alyse M. Wagner	Vice President

Lily W. Chang	Vice President